May 26, 2006
Ms. Messeret Nega Senior Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711

www.mayerbrownrowe.com

Julie Anne Gillespie

Direct Tel (312) 701-7132
Direct Fax (312) 706-8328

jgillespie@mayerbrownrowe.com

Re:	RFS Holding, LLC
Registration Statement on Form S-3
Amendment No. 2 filed May 26, 2006
File No: 333-130030

Dear Ms. Nega:

RFS Holding, LLC (the “Registrant”) has requested us to respond to the Commission staff’s comment letter dated February 16, 2006 concerning the captioned Registration Statement (the “Comment Letter”).

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from Amendment No. 1 to the Registration Statement as filed on January 30, 2006.

The Registrant’s responses to the Comment Letter are set forth below.  The responses follow each of the staff’s comments, which are re-typed below.  Please note that the page references refer to the marked copy of the prospectus and form of prospectus supplement.  Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

                This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

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Independent Mexico City Correspondent:  Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

General

1.                                       It appears that the pooling and servicing agreement you have incorporated by reference does not fully comply with the new requirements in Exchange Act Rule 15d-18.  Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

Response

We have amended the servicing agreement to comply with Regulation AB. Amendment No. 1 to the servicing agreement was filed on Form 8-K on May 25, 2006 and is incorporated in the Registration Statement as indicated on the Exhibit Index.

2.                                       Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we plan to file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplement

General

3.                                       We reissue prior comment 5 in part.  Please confirm that you will include a separately captioned section that includes all information that may be required by Item 1119 of Regulation AB, both 1119(a) and 1119(b).  We suggest this information appear in the “Certain Relationships and Related Transactions” section you reference in your response.  Please also tell us whether you intend to include any information in the supplement in this regard.

Response

We have revised the base prospectus on page 73 under the heading “Certain Relationships and Related Transactions” to reflect the information required by Item 1119 of Regulation AB, both 1119(a) and 1119(b). In addition, we have added bracketed language under the heading "Certain Relationships and Related Transactions" on page S-42 of the form of prospectus supplement to indicate that any information required by Item 1119 of Regulation AB that is not described in the base prospectus, will be disclosed in the related prospectus supplement.

Base Prospectus

Representations and Warranties of the Depositor, page 41

4.                                       It does not appear you have made the revision indicated by your response to prior comment 23.  Please clarify.

Response

As indicated by our response to prior comment 23, we have now revised the eighth bullet point to begin with the words “except as provided in the immediately following paragraph.”

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701-7132.  Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Julie A. Gillespie
Julie A. Gillespie